EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports 8% Higher EPS and Raises Outlook

•	Operating income of $25.9 million for the quarter, up 4% versus last year

•	Earnings per share of $0.26 for the quarter, up 8% compared to $0.24 last year

•	Operating cash flow of $41 million, up 96% from $21 million last year

•	Raises 2015 earnings outlook to a range of $1.00 to $1.04 per share
Oak Brook, Illinois, November 3, 2015 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the third quarter ended September 30, 2015. Consolidated net sales for the third quarter were $205.8 million, down 6% versus the same quarter a year ago. Third quarter income from continuing operations was $16.4 million, equal to $0.26 per diluted share, compared to $15.2 million, equal to $0.24 per share, in the prior-year quarter.
All Groups Report Operating Margin Improvement
“Our third quarter operating results were outstanding, exceeding our expectations in spite of softer sales,” said Dennis J. Martin, President and Chief Executive Officer. “We continue to benefit from our long-running 80/20 efforts and lean initiatives that drive profitability. Operating margin was up in all of our groups, and consolidated operating margin was strong at 12.6% for the quarter, up from 11.4% for the same quarter last year. As a result, we improved earnings per share by 8% compared to last year's third quarter.”
Net sales were $205.8 million for the quarter, 6% lower than the third quarter of 2014. In the Environmental Solutions Group, sales were down $11.1 million, due to reduced sales of domestic vacuum trucks and sewer cleaners. Sales in the Safety and Security Systems Group decreased by $3.0 million, which includes a $1.7 million unfavorable currency translation impact and higher sales into European public safety markets. Both groups experienced lower demand from oil and gas markets. At the Fire Rescue Group, sales were up $0.6 million, or 2%, overcoming a $3.4 million unfavorable currency translation effect.
Consolidated third quarter operating income was $25.9 million, up 4% compared to the third quarter of 2014. Consolidated third quarter operating margin increased to 12.6%, compared to 11.4% last year, benefiting from improvements at all three groups. Approximately 0.8% of the margin improvement related to an earlier-than-expected recovery against an order cancellation in the Safety and Security Systems Group. Foreign currency translation has had a negligible impact on operating income. Corporate expenses were $5.6 million for the quarter, compared to $5.8 million a year ago. The effective income tax rate for the quarter, at 34.7%, was slightly lower than the prior-year quarter. The cash tax rate for the year is expected to approximate 10%.
Orders were $204.3 million for the quarter, down 9% compared to last year, which included exceptionally high order levels within the Environmental Solutions Group. Consolidated backlog was $268 million, nearly unchanged from the level in the second quarter, but down when compared to $353 million last year. Foreign currency translation and shorter lead times for sewer cleaners and vacuum trucks contributed to the backlog reduction compared to last year.
On Strong Cash Flow, Cash Now Exceeds Debt
Cash flow from continuing operations for the quarter was $40.9 million, compared to $20.9 million in the third quarter of last year, and reached $68.4 million for the first nine months of 2015, representing a $23.8 million improvement on the prior-year period. The increases are largely a result of higher earnings. During the quarter, the Company also received $4.0 million from the escrow associated with the 2012 sale of FSTech.

On this strong cash flow, cash balances exceeded total debt by $19.2 million at the end of the quarter. Consolidated debt at September 30, 2015 was $47.0 million, compared to $68.6 million a year ago. Cash and cash equivalents at September 30, 2015 were $66.2 million, compared to $29.1 million a year ago.
“Third quarter operating cash flow was outstanding, up 96% compared to the prior-year quarter, supporting our dividend and share repurchases,” continued Martin. “We also continue to invest in internal growth opportunities and to target acquisitions that will create value for our shareholders.”
The Company funded $3.8 million for dividends and $5.6 million for share repurchases during the quarter. As recently announced, the Board of Directors increased the dividend that will be payable in the fourth quarter to $0.07 per share, up almost 17%.
2015 Outlook
“Our first three quarters of the year have been strong,” said Jennifer L. Sherman, Chief Operating Officer. “In addition, third-quarter orders and backlog remained comparable to their second-quarter levels. With improved visibility into our fourth quarter, we feel comfortable raising our earnings outlook for the year from a range of $0.95 to $1.02 per share to a new range of $1.00 to $1.04 per share.”
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Tuesday, November 3, 2015 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-428-9480 and entering the pin number 397469. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates three groups: Environmental Solutions, Safety and Security Systems and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper, Chief Financial Officer, +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2015	2014	2015	2014
Net sales	$205.8	$219.3	$658.2	$654.1
Cost of sales	146.2	160.9	473.7	490.0
Gross profit	59.6	58.4	184.5	164.1
Selling, engineering, general and administrative expenses	33.4	33.4	103.9	102.5
Restructuring	0.3	0.1	0.7	—
Operating income	25.9	24.9	79.9	61.6
Interest expense	0.5	0.9	1.7	2.8
Other expense, net	0.3	0.3	1.3	0.6
Income before income taxes	25.1	23.7	76.9	58.2
Income tax expense	(8.7)	(8.5)	(27.3)	(18.4)
Income from continuing operations	16.4	15.2	49.6	39.8
Gain from discontinued operations and disposal, net of income tax expense of $1.6, $0.0, $1.6, and $0.0, respectively	2.4	0.2	2.4	0.1
Net income	$18.8	$15.4	$52.0	$39.9
Basic earnings per share:
Earnings from continuing operations	$0.26	$0.24	$0.79	$0.63
Gain from discontinued operations and disposal, net of tax	0.04	—	0.04	—
Net earnings per share	$0.30	$0.24	$0.83	$0.63
Diluted earnings per share:
Earnings from continuing operations	$0.26	$0.24	$0.78	$0.62
Gain from discontinued operations and disposal, net of tax	0.04	—	0.04	—
Net earnings per share	$0.30	$0.24	$0.82	$0.62
Weighted average common shares outstanding:
Basic	62.3	62.7	62.4	62.8
Diluted	63.3	63.8	63.4	63.8
Cash dividends declared per common share	$0.06	$0.03	$0.18	$0.06

Operating data:
Operating margin	12.6%	11.4%	12.1%	9.4%
Total orders	$204.3	$224.8	$603.8	$709.9
Backlog	267.7	352.8	267.7	352.8
Depreciation and amortization	3.7	3.8	11.4	11.1

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2015	December 31, 2014
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$66.2	$30.4
Accounts receivable, net of allowances for doubtful accounts of $2.1 and $1.3, respectively	100.0	107.6
Inventories	124.7	121.0
Prepaid expenses	9.5	8.8
Deferred tax assets	7.5	18.8
Other current assets	4.3	2.8
Current assets of discontinued operations	0.6	1.1
Total current assets	312.8	290.5
Properties and equipment, net of accumulated depreciation of $131.8 and $124.6, respectively	68.1	69.5
Goodwill	261.6	266.3
Deferred tax assets	15.3	25.3
Deferred charges and other assets	3.6	4.0
Long-term assets of discontinued operations	1.4	3.1
Total assets	$662.8	$658.7
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$6.5	$6.2
Accounts payable	49.1	50.7
Customer deposits	11.9	12.1
Accrued liabilities:
Compensation and withholding taxes	23.5	28.2
Other current liabilities	35.8	40.2
Current liabilities of discontinued operations	2.6	1.7
Total current liabilities	129.4	139.1
Long-term borrowings and capital lease obligations	40.5	44.0
Long-term pension and other postretirement benefit liabilities	55.1	63.5
Deferred gain	13.1	14.6
Other long-term liabilities	22.0	20.9
Long-term liabilities of discontinued operations	3.5	5.0
Total liabilities	263.6	287.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 64.8 and 64.2 shares issued, respectively	64.8	64.2
Capital in excess of par value	192.4	187.0
Retained earnings	267.7	227.0
Treasury stock, at cost, 2.6 and 1.7 shares, respectively	(40.9)	(27.1)
Accumulated other comprehensive loss	(84.8)	(79.5)
Total stockholders’ equity	399.2	371.6
Total liabilities and stockholders’ equity	$662.8	$658.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2015	2014
Operating activities:
Net income	$52.0	$39.9
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from discontinued operations and disposal	(2.4)	(0.1)
Depreciation and amortization	11.4	11.1
Deferred financing costs	0.3	0.3
Deferred gain	(1.5)	(1.5)
Stock-based compensation expense	4.8	4.0
Excess tax benefit from stock-based compensation	(0.5)	—
Pension expense, net of funding	(3.3)	(5.5)
Provision for doubtful accounts	1.3	0.1
Deferred income taxes	20.3	14.7
Changes in operating assets and liabilities, net of effects of discontinued operations	(14.0)	(18.4)
Net cash provided by continuing operating activities	68.4	44.6
Net cash used for discontinued operating activities	(0.5)	(0.3)
Net cash provided by operating activities	67.9	44.3
Investing activities:
Purchases of properties and equipment	(8.7)	(13.3)
Proceeds from sales of properties and equipment	0.1	0.3
Proceeds from sale of FSTech Group	4.0	7.0
Net cash used for continuing investing activities	(4.6)	(6.0)
Financing activities:
Decrease in revolving lines of credit, net	—	(20.0)
Payments on long-term borrowings	(2.9)	(3.3)
Purchases of treasury stock	(10.6)	(6.7)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(3.2)	—
Cash dividends paid to stockholders	(11.3)	(3.8)
Proceeds from stock-based compensation activity	0.9	1.8
Excess tax benefit from stock-based compensation	0.5	—
Other, net	(0.4)	(0.6)
Net cash used for continuing financing activities	(27.0)	(32.6)
Effects of foreign exchange rate changes on cash and cash equivalents	(0.5)	(0.4)
Increase in cash and cash equivalents	35.8	5.3
Cash and cash equivalents at beginning of period	30.4	23.8
Cash and cash equivalents at end of period	$66.2	$29.1

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and nine months ended September 30, 2015 and 2014:
Environmental Solutions Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2015	2014	Change	2015	2014	Change
Net sales	$123.0	$134.1	$(11.1)	$409.8	$394.0	$15.8
Operating income	21.5	21.5	—	74.6	59.8	14.8
Operating data:
Operating margin	17.5%	16.0%	1.5%	18.2%	15.2%	3.0%
Total orders	$108.5	$140.1	$(31.6)	$329.0	$406.3	$(77.3)
Backlog	137.5	211.6	(74.1)	137.5	211.6	(74.1)
Depreciation and amortization	1.7	1.7	—	5.5	4.9	0.6
Safety and Security Systems Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2015	2014	Change	2015	2014	Change
Net sales	$56.7	$59.7	$(3.0)	$171.8	$176.0	$(4.2)
Operating income	9.3	9.4	(0.1)	23.2	21.2	2.0
Operating data:
Operating margin	16.4%	15.7%	0.7%	13.5%	12.0%	1.5%
Total orders	$59.7	$62.4	$(2.7)	$177.8	$189.4	$(11.6)
Backlog	41.8	40.6	1.2	41.8	40.6	1.2
Depreciation and amortization	1.2	1.2	—	3.5	3.4	0.1
Fire Rescue Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2015	2014	Change	2015	2014	Change
Net sales	$26.1	$25.5	$0.6	$76.6	$84.1	$(7.5)
Operating income (loss)	0.7	(0.2)	0.9	1.0	(1.3)	2.3
Operating data:
Operating margin	2.7%	(0.8)%	3.5%	1.3%	(1.5)%	2.8%
Total orders	$36.1	$22.3	$13.8	$97.0	$114.2	$(17.2)
Backlog	88.4	100.6	(12.2)	88.4	100.6	(12.2)
Depreciation and amortization	0.8	0.9	(0.1)	2.3	2.6	(0.3)
Corporate Expenses
Corporate operating expenses were $5.6 million and $5.8 million for the three months ended September 30, 2015 and 2014, respectively. For the nine months ended September 30, 2015, corporate operating expenses were $18.9 million, up from $18.1 million in the prior-year period.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2015 and 2014 adjusted net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improve the comparability of results across reporting periods. Adjusted net income and adjusted EPS for the three and nine months ended September 30, 2015 and 2014 excludes the impact of restructuring activity. There were no material differences between GAAP and adjusted results during either period. As such, the Company presents adjusted results primarily to confirm appropriate comparisons to periods in which larger adjustments occurred.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2015	2014	2015	2014
Income from continuing operations	$16.4	$15.2	$49.6	$39.8
Add:
Income tax expense	8.7	8.5	27.3	18.4
Income before income taxes	25.1	23.7	76.9	58.2
Add:
Restructuring	0.3	0.1	0.7	—
Adjusted income before income taxes	25.4	23.8	77.6	58.2
Adjusted income tax expense (a)	(8.7)	(8.5)	(27.4)	(18.3)
Adjusted net income from continuing operations	$16.7	$15.3	$50.2	$39.9

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars per diluted share)	2015	2014	2015	2014
EPS, as reported	$0.26	$0.24	$0.78	$0.62
Add:
Income tax expense	0.14	0.13	0.43	0.29
Income before income taxes	0.40	0.37	1.21	0.91
Add:
Restructuring	—	—	0.01	—
Adjusted income before income taxes	0.40	0.37	1.22	0.91
Adjusted income tax expense (a)	(0.14)	(0.13)	(0.43)	(0.29)
Adjusted EPS	$0.26	$0.24	$0.79	$0.62

(a)	Adjusted income tax expense for the three and nine months ended September 30, 2015 and 2014 was recomputed after excluding the impact of restructuring activity.

Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long term financial performance and stability. The Company’s calculation methodology consists of dividing total debt by the trailing 12-month total of income from continuing operations before interest expense, restructuring charges, other expense, income tax benefit/expense, and depreciation and amortization. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA, and reconciles income from continuing operations to adjusted EBITDA:

	Trailing Twelve Months Ending September 30,
($ in millions)	2015	2014
Total debt	$47.0	$68.6

Income from continuing operations	72.8	66.5
Add:
Interest expense	2.7	3.9
Restructuring	0.7	1.3
Other expense, net	2.2	0.8
Income tax expense (benefit)	33.2	11.9
Depreciation and amortization	15.3	14.9
Adjusted EBITDA	$126.9	$99.3

Total debt to adjusted EBITDA ratio	0.4	0.7